12 86603 DC

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 34
Section:
Rule: 12h-3
Public Availability: 10-15-04

October 15, 2004

Re: Synetics Solutions, Inc.
Incoming letter dated October 14, 2004

Based on the facts presented, it is the Division's view that the effectiveness of Synetics Solutions' registration statement on Form S-1 during the fiscal year ending February 28, 2005, would not preclude Synetics Solutions from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Synetics Solutions has withdrawn the registration statement and the post effective amendment to the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel

04047628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2004

Brendan N. O'Scannlain
Stoel Rives, Attorneys At Law
900 S.W. Fifth Avenue
Suite 2600
Portland, Oregon 97204

Re: Synetics Solutions, Inc.

Dear Mr. O'Scannlain:

In regard to your letter of October 14, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

STOEL RIVES LLP
ATTORNEYS AT LAW

900 S.W. Fifth Avenue, Suite 2600
Portland, Oregon 97204
main 503.224.3380
fax 503.220.2480
www.stoel.com

BRENDAN N. O'SCANNLAIN
Direct (503) 294-9886
bnoscannlain@stoel.com

October 14, 2004

Mr. David Lynn
Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0402

Re: Synetics Solutions, Inc. – No-Action Request
Commission File Nos. 333-115065 and 000-50844

Ladies and Gentlemen:

On behalf of our client, Synetics Solutions, Inc., an Oregon corporation ("Synetics"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in Synetics' view that the effectiveness of its registration statement on Form S-1 during the fiscal year ending February 28, 2005 would not preclude Synetics from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending its duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which Synetics' registration statement on Form S-1 became effective (i.e., the fiscal year ending February 28, 2005). Alternatively, we hereby request that the Commission exempt Synetics from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. This letter is intended to replace the previous no-action letter requests dated October 8, 2004 and October 13, 2004 and filed with the Commission on behalf of Synetics.

Factual Background

On April 30, 2004, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Synetics filed a registration statement on Form S-1 (File No. 333-115065), as most recently amended on July 21, 2004 (the "Registration Statement"), which proposed an initial public offering (the "Initial Public Offering") of up to 6,900,000 shares (including an over-allotment option of up to 900,000 shares) of Synetics' common stock (the "Common Stock"). Synetics also filed a registration statement on Form 8-A under the Exchange Act (File No. 000-50844) registering its Common Stock under Section 12(g) of the Exchange Act (the "Form 8-A

Registration Statement") on July 13, 2004. The Registration Statement (as amended through such date) was declared effective by the Commission on July 20, 2004, whereupon the Form 8-A Registration Statement automatically became effective. After the Registration Statement (as amended through July 19, 2004) was declared effective, Synetics filed a Post-Effective Amendment No. 1 to Form S-1 on July 21, 2004, which, among other things, reduced the estimated price range of the Initial Public Offering. Synetics thereafter expected that the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act.

However, after discussion with Adams, Harkness & Hill, Inc., the lead underwriter for the Initial Public Offering, Synetics decided to postpone for an indefinite period of time the Initial Public Offering due to market conditions. Since that decision, Synetics has not taken any further action with respect to commencing the Initial Public Offering and, on October 8, 2004, Synetics filed with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act (and an additional letter requesting withdrawal of Post-Effective Amendment No. 1 to the Registration Statement which amendment has not yet been declared effective by the Commission). The Company has since received notification from the Commission that its request to withdraw the Registration Statement and Post-Effective Amendment No. 1 to the Registration Statement has been granted and both the Registration Statement and Post-Effective Amendment No. 1 to the Registration Statement have been withdrawn. Synetics has not issued and will not issue any shares of Common Stock pursuant to the Registration Statement.

As of the date of the effectiveness of the Registration Statement, the outstanding shares of Common Stock were, and are as of the date of this letter, held beneficially and of record by a total of three holders. Such holders acquired the shares privately without registration under the Securities Act.

On October 8, 2004, Synetics filed a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and Rule 12g-4(a)(1)(i) thereunder. In accordance with Rule 12g-4(b), Synetics' obligation under Section 12(g) to file reports pursuant to Section 13(a) of the Exchange Act has been suspended immediately upon the filing of the Form 15.

Due to the suspension of its Exchange Act reporting obligations under Section 12, Synetics has become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act.

Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective. Thus, although all shares of Synetics' Common Stock that are issued and outstanding are held beneficially and of record by three shareholders, all of whom acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes Synetics from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require Synetics to file any Section 13(a) periodic reports merely because the Registration Statement became effective during the fiscal year ending February 28, 2005.

The Commission has stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263 (October 5, 1983)* (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Even though the Registration Statement became effective, the Initial Public Offering was not consummated and Synetics has requested withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act. No securities of Synetics were sold to the public pursuant to the Registration Statement. Therefore, because Synetics does not currently have any "investing public" to which information about its activities in the quarter ended August 31, 2004 or through the end of the current fiscal year ending February 28, 2005 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." *Id.* The Staff has also recognized in a number of circumstances essentially identical to Synetics' circumstances (i.e., where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, e.g., *Engenio Information Technologies, Inc.*, 2004 WL 2152288 (September 13, 2004); *NOMOS Corporation*, 2002 WL 31626922 (November 12, 2002), *NeoGenesis Pharmaceuticals, Inc.* 2002 SEC No-Act. LEXIS 311 (April 1, 2002); *OMP, Inc.*, 2001 SEC No-Act. LEXIS 442 (April 2, 2001); *Enfinity Corporation*, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); *Coral Systems, Inc.*, 1997 SEC No-Act. LEXIS 481 (March 31, 1997); *Vandalia National Corporation*, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); *Professional Medical Products, Inc.*, 1994 SEC No-Act. LEXIS 539 (June 3, 1994); *Central Point Software, Inc.*, 1992 SEC No-Act. LEXIS 842 (August 7, 1992); *CareNetwork, Inc.*, 1991 SEC No-Act. LEXIS 128 (January 30, 1991); *Bizmart, Inc.*, 1991 SEC No-Act. LEXIS 914 (July 23, 1991); *York International Corp.*, 1990 SEC No-Act. LEXIS 621 (March 30, 1990); *AIA Services Corporation*, 1990 SEC No-Act. LEXIS 175 (February 6, 1990). Therefore, we respectfully request that the Staff exempt Synetics from the reporting requirements of Sections 15(d) and 13 of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In Synetics' case, the burdens imposed by the application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on Synetics and would involve significant management efforts. Because Synetics has only three shareholders, none of whom purchased shares of Common Stock in a registered public offering, the investing public will not realize a benefit from requiring Synetics to file periodic reports required by Section 13(a) of the Exchange Act.

In light of the foregoing, we request, on behalf of Synetics, that a no-action letter be issued advising us that the Staff concurs in Synetics' view that the effectiveness of the S-1 Registration Statement during the fiscal year ending February 28, 2005 would not preclude Synetics from utilizing Rule 12h-3 under the Exchange Act suspending its duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (i.e., the fiscal year ending February 28, 2005). Alternatively, we request an exemption on behalf of our client, Synetics, pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports.

As required by *Securities Act Release No. 33-6269*, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via facsimile. As noted earlier, this letter is intended to replace the two previous no-action letter requests filed with the Commission on behalf of Synetics dated October 8, 2004 and October 13, 2004.

We note that, in the absence of Synetics' ability to rely on Rule 12h-3 to exempt it from the reporting obligations of Section 15(d) of the Exchange Act (or similar exemptive relief), Synetics could be required to file a Quarterly Report on Form 10-Q as early as October 15, 2004. Accordingly, any assistance that the Staff could provide in responding to this no-action request prior to such date would be greatly appreciated.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter to show the date of receipt and returning it to the undersigned in the self-addressed, stamped envelope provided.

If the Staff has any questions concerning this request or requires additional information, please contact either Brendan N. O'Scannlain (503-294-9886) or Todd A. Bauman (503-294-9812) of Stoel Rives LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Very truly yours,

Brendan N. O'Scannlain

cc: James W. Cruckshank
Todd A. Bauman